Expense Limitation Agreement

February 1, 2018

To:	Mutual Fund Series Trust 17605 Wright Street

Omaha, NE 68130

 Dear Board Members:

You have engaged Empiric Advisors, Inc ("Empiric") to act as the sole investment adviser to the Empiric Core Equity Fund (the "Fund") pursuant to a Management Agreement dated as of November 26, 2012 (the "Agreement").

Empiric hereby contractually agrees to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage costs; borrowing and liquidity costs such as interest and dividends on securities sold short; taxes; underlying/acquired fund expenses; and extraordinary expenses) at the percentage of average daily net assets and term as stated in Exhibit A for the Fund.

This agreement shall be effective on February 1, 2018 and shall remain in effect until at least January 31, 2019, unless terminated sooner as provided herein, and shall continue in effect for successive twelve-month periods, provided that such continuance is specifically approved by a majority of the Trustees of the Mutual Fund Series Trust (the "Trust"). This agreement may only be terminated by the Fund's Board of Trustees on 60 days' written notice to Empiric and upon the termination of the Management Agreement between the Trust and Empiric.

Any waiver or reimbursement by Empiric is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.

Very truly yours,

EMPIRIC ADVISORS, INC.

By: /s/ Mark Coffelt

Mark A. Coffelt, President

The foregoing Agreement is hereby accepted.

MUTUAL FUND SERIES TRUST By: /s/ Jerry Szilagyi Jerry Szilagyi, Trustee

Exhibit A

Fund	Percent of Net Assets
Empiric Core Equity Fund	Class A – 2.24 Class C – 2.99